As filed with the Securities and Exchange Commission on  May 3, 2007
                                                         Registration No.   333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
          THE SECURITIES ACT OF 1933 FOR DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                                 ATLAS COPCO AB
   (Exact name of issuer of deposited securities as specified in its charter)

                                       N/A
                   (Translation of issuer's name into English)

                                Kingdom of Sweden
            (Jurisdiction of incorporation or organization of issuer)

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 816-6690
       (Address, including zip code, and telephone number, including area code, of Depositary's principal executive offices)

                                   Mark Cohen
                         Atlas Copco North America Inc.
                                 34 Maple Avenue
                          Pine Brook, New Jersey 07058
                                 (973) 439-3410
            (Name, address, including zip code, and telephone number,
                    including area code of agent for service)

                        --------------------------------

                                   Copies to:
Mr. William Thomas                             Paticia Brigantic, Esq.
Vice President and General Counsel             Citibank, N.A.
Atlas Copco North America Inc.                 388 Greenwich Street - 17th Floor
34 Maple Avenue                                New York, New York 10013
Pine Brook, New Jersey 07058

                ------------------------------------------------

It is proposed that this filing become effective under Rule 466:

                            |X| immediately upon filing.
                            |_| on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box |_|.

                                                   CALCULATION OF REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------------------
                                                                              Proposed Maximum          Proposed         Amount of
                 Title of Each Class of                      Amount to be    Aggregate Offering    Maximum Aggregate    Registration
               Securities to be Registered                    Registered       Price Per Unit*     Offering Price**         Fee
------------------------------------------------------------------------------------------------------------------------------------
American Depositary Shares, each representing one Class      100,000,000            $5.00           $5,000,000.00        $153.5
A Share,  SEK 1.25 par value  each, of  Atlas Copco AB
------------------------------------------------------------------------------------------------------------------------------------

*     Each unit represents 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of such receipts evidencing such American Depositary Shares.

            This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

                              CROSS REFERENCE SHEET

                                        Location in Form of American
                                        Depositary Receipt ("Receipt")
Item Number and Caption                 Filed Herewith as Prospectus
-----------------------                 ----------------------------

1. Name of depositary and address of    Face of Receipt - Introductory article
   its principal office                 and paragraph (9).

2. Title of American Depositary         Face of Receipt - Top center paragraph
   Receipts and  identity of            and introductory article.
   deposited securities


   Terms of Deposit:

    (i)   The amount of deposited       Face of Receipt - Upper right corner,
          securities represented by     introductory article.
          one American Depositary
          Share

    (ii)  The procedure for voting,     Reverse of Receipt - Paragraph (12).
           if any, the deposited
          securities

    (iii) The collection and            Reverse of Receipt - Paragraph (10).
          distribution of dividends


    (iv)  The transmission of           Reverse of Receipt - Paragraph (14).
          notices, reports and proxy
          soliciting material

    (v)   The sale or exercise of       Reverse of Receipt - Paragraph (10).
          rights


    (vi)  The deposit or sale of        Reverse of Receipt - Paragraphs (10)
          securities resulting from     and (13).
          dividends, splits or plans
          of reorganization

    (vii) Amendment, extension or       Reverse of Receipt - Paragraphs (18) and
          termination of the deposit    (19), (no provision for extension).
          agreement

   (viii) Rights of holders of          Reverse of Receipt - Paragraph (14).
          Receipts to inspect the
          transfer books of the
          depositary and the list of
          holders of Receipts

    (ix)  Restrictions upon the right   Face of Receipt - Paragraphs (2) and
          to deposit or withdraw the    (3).
          underlying securities

    (x)   Limitation upon the           Reverse of Receipt - Paragraph (16).
          liability of the depositary

3. Fees and charges which may be        Face of Receipt - Paragraphs (3) and
   imposed directly or indirectly       (6).
   against holders of Receipts

Item 2. AVAILABLE INFORMATION           Face of Receipt - Paragraph (9).


Atlas Copco AB furnishes the Securities and Exchange Commission (the "Commission") with certain public reports and documents required by foreign law or otherwise under Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. These public reports and documents can be inspected by holders of Receipts and copied at public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington, D.C. 20549.

                                   PROSPECTUS

            THE PROSPECTUS CONSISTS OF THE FORM OF AMERICAN DEPOSITARY RECEIPT, ATTACHED AS EXHIBIT A TO THE AMENDED AND RESTATED DEPOSIT AGREEMENT FILED AS EXHIBIT (a) TO THIS REGISTRATION STATEMENT AND INCORPORATED HEREIN BY REFERENCE.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

            (a) Deposit Agreement, dated as of November 9, 1990 as amended and restated as of September 19, 1995, by and among, Atlas Copco AB (the "Company"), Citibank, N.A. as depositary (the "Depositary"), and all Holders from time to time of American Depositary Receipts issued thereunder (including the form of American Depositary Receipt ("ADR") to be issued thereunder). - Filed herewith as Exhibit (a).

            (b) Any other agreement, to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereby or the custody of the deposited securities represented thereby. - None.

            (c) Every material contract relating to the deposited securities between the Depositary and the Company in effect within the last three years. - None.

            (d) Opinion of Patricia Brigantic, counsel to the Depositary, as to the legality of the securities to be registered. - Filed herewith as Exhibit
(d).

            (e) Rule 466 Certification. - Filed herewith as Exhibit (e).

            (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. Set forth on signature pages hereto.

Item 4. UNDERTAKINGS

            a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

            b) The Depositary hereby undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

                                   SIGNATURES

            Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., on behalf of the legal entity created by the Deposit Agreement dated as of November 9, 1990 as amended and restated as of September 19, 1995 (the "Deposit Agreement"), by and among Atlas Copco AB, Citibank, N.A., as depositary, and the Holders of American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 3rd day of May, 2007.

                                        Legal entity created by the Deposit
                                        Agreement for the issuance of American
                                        Depositary Receipts evidencing American
                                        Depositary Shares representing one Class
                                        A Share, SEK 1.25 par value per share,
                                        of Atlas Copco AB.

                                        CITIBANK, N.A., as Depositary

                                        By: /s/ Susanna Ansala
                                            ------------------------------------
                                        Name:  Susanna Ansala
                                        Title: Vice President

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Atlas Copco AB certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Nacka, Sweden, on the 3rd day of May, 2007.


                                Atlas Copco AB


                                By: /s/ Hakan Osvald
                                    --------------------------------------------
                                    Name:  Hakan Osvald
                                    Title: Vice President


                                By: /s/ Hans Sandberg
                                    --------------------------------------------
                                    Name:  Hans Sandberg
                                    Title: Senior Vice President

                                POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints [Mark Cohen] to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney(s)-in-fact and agent(s) full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorney(s)-in-fact and agent(s), or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the following capacities on May 3, 2007.


Name                                    Title
----                                    -----


/s/ Gunnar Brock                        Chief Executive Officer
-----------------------------------     and Director
Name: Gunnar Brock


/s/ Hans Ola Meyer                      Chief Financial Officer
-----------------------------------
Name: Hans Ola Meyer


/s/ Anders Bjorkdahl                    Principal Accounting Officer
-----------------------------------
Name: Anders Bjorkdahl


/s/ Sune Carlsson                       Director
-----------------------------------
Name: Sune Carlsson


/s/ Staffan Bohman                      Director
-----------------------------------
Name: Staffan Bohman


/s/ Ulla Litzen                         Director
-----------------------------------
Name: Ulla Litzen


/s/ Anders Ullberg                      Director
-----------------------------------
Name: Anders Ullberg

/s/ Jacob Wallenberg                    Director
-----------------------------------
Name: Jacob Wallenberg


/s/ Bengt Lindgren                      Union Representative
-----------------------------------
Name: Bengt Lindgren


/s/ Mikael Bergstedt                    Union Representative
-----------------------------------
Name: Mikael Bergstedt



Authorized Representative in the United States


/s/ Mark Cohen
-----------------------------------
Name: Mark Cohen

                               Index to Exhibits
                               -----------------

                                                                   Sequentially
    Exhibit                         Document                       Numbered Page
    -------                         --------                       -------------

      (a) Deposit Agreement dated as of November 9, 1990 as amended and restated as of September 19, 1995

      (d)   Opinion of counsel to the Depositary

      (e)   Certification under Rule 466